Prudential Investments LLC

655 Broad Street – 17th Floor
Newark, New Jersey 07102

February 1, 2017

The Board of Trustees
Prudential Investment Portfolios 2
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: Prudential Institutional Money Market Fund

To the Board of Trustees:

Prudential Investments LLC has contractually agreed through May 31, 2018 to waive fees and/or reimburse expenses so that net annual Fund operating expenses do not exceed 0.07% of the Fund’s average daily net assets (exclusive of taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), interest, brokerage, extraordinary and certain other expenses such as dividend and broker charges).

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By:/s/ Scott E. Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President